Exhibit 99.3

IAMGOLD CORPORATION
9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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    Form of Proxy – Annual and Special Meeting to be held on May 21, 2013

    This Form of Proxy is Solicited by and on behalf of Management

      Notes to proxy

1.	Every shareholder has the right to appoint any person or company of his, her or its choice, who need not be a shareholder, to attend and act on his, her, or its behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder.

5.	The securities represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.	_ . _ Fold

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 pm, Eastern Time, on May 16, 2013.

    VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com

1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a shareholder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

    CONTROL NUMBER

        00YS2A

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Appointment of Proxyholder

The undersigned shareholder(s) of IAMGOLD Corporation (the “Corporation”) hereby appoint(s) William D. Pugliese, Chairman and a director of the Corporation or, failing him, Stephen J.J. Letwin, President, CEO and a director of the Corporation.

	OR	Print the name of the person you are appointing if this person is someone other than William D. Pugliese or, failing him, Stephen J. J. Letwin.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual meeting (the “Meeting”) of the shareholders of IAMGOLD Corporation (the “Corporation”) to be held at the Grand Banking Hall, One King West Hotel & Residence, located at 1 King Street West, Toronto, ON, M5H 1A1, on Tuesday, May 21, 2013 at 4:00 p.m. (EDT) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY	HIGHLIGHTED TEXT	OVER THE BOXES.

1. Election of Directors	For	Withhold		For	Withhold

01. John E. Caldwell	☐	☐	06. Stephen J. J. Letwin	☐	☐

02. Donald K. Charter	☐	☐	07. Mahendra Naik	☐	☐	_ . _ Fold

03. W. Robert Dengler	☐	☐	08. William D. Pugliese	☐	☐

04. Guy G. Dufresne	☐	☐	09. John T. Shaw	☐	☐

05. Richard J. Hall	☐	☐	10. Timothy R. Snider	☐	☐

				For	Withhold
2. Appointment of Auditors
Appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation for the ensuing year and authorizing the directors to fix their remuneration.				☐	☐

				For	Against
3. Advisory Vote on Executive Compensation
Resolved, on an advisory basis, and not to diminish the role and responsibilities of the board of directors of the Corporation, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s information circular delivered in advance of the 2013 annual and special meeting of shareholders.				☐	☐

				For	Against
4. By-Law Number Two
Resolved that: (1) By-law Number Two of the Corporation, in the form made by the board of directors, being a by-law to amend By-law Number One of the Corporation, and included as Appendix “C” to the Corporation’s information circular delivered in advance of the 2013 annual and special meeting of shareholders, is hereby confirmed; and (2) any director or officer of the Corporation is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer be necessary or desirable to carry out the foregoing resolution.				☐	☐	_ . _ Fold

Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		/ /

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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